Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Aquila Three Peaks
High Income Fund (the "Fund") was held on July 15, 2008.
The holders of shares representing 52% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes for each matter are presented below).


1.  To act on an Advisory and Administration Agreement


	For		Against		Abstain
	$18,220,214	$43,951		$160,210



1.  To act on a new Sub-Advisory Agreement


	For		Against		Abstain
	$18,220,214	$43,951		$160,210